SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                             RITE AID CORPORATION
                              (Name of issuer)

                       COMMON STOCK, $1.00 PAR VALUE
                       (Title of class of securities)

                                 767754104
                               (CUSIP number)

                          Anthony N. Palizzi, Esq.
                          Executive Vice President
                             Kmart Corporation
                         3100 West Big Beaver Road
                           Troy, Michigan  48084
                             (810) 643-1000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              with copies to:

                          David J. Friedman, Esq.
               Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                        New York, New York 10022
                              (212) 735-3000

                            JANUARY 16, 1996
                    (Date of event which requires
                      filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


                                SCHEDULE 13D

CUSIP NO. 133255-10-9

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Kmart Corporation
      38-0729500

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a)  ( )
                                                                (b)  (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS
               N/A

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       ( )
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                                    (7) SOLE VOTING POWER
                                        None

                                    (8) SHARED VOTING POWER
                                        None
   NUMBER OF SHARES BENEFICIALLY
   OWNED BY EACH REPORTING PERSON   (9) SOLE DISPOSITIVE POWER
                WITH                    None

                                   (10) SHARED DISPOSITIVE POWER
                                        None

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (see instructions)                                      ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
 (14) TYPE OF REPORTING PERSON (see instructions)

      CO


          Item 1.   Security and Issuer.

                    This amendment relates to the Statement on
          Schedule 13D filed by Kmart Corporation, a Michigan corporation ("Kmart"), with respect to its ownership of 6,904,764 shares of common stock of Rite Aid Corporation, a Delaware corporation ("Rite Aid"), par value $1.00 per share (the "Rite Aid Common Stock").

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

                    In a letter to Rite Aid dated December 16, 1996, Kmart requested, in accordance with the Stockholder Agreement previously entered into by Kmart and Rite Aid, that Rite Aid register all 6,904,764 shares of Rite Aid Common Stock owned by Kmart. Pursuant to such request, Rite Aid filed with the SEC a prospectus on January 15, 1997 and a prospectus supplement on January 16, 1997, registering such Rite Aid Common Stock.

                    On January 16, 1997, Kmart, Rite Aid and Morgan Stanley & Co., Incorporated ("Morgan Stanley") entered into an underwriting agreement, pursuant to which Kmart agreed to sell all 6,904,764 shares of Rite Aid Common Stock owned by it to Morgan Stanley at a price of $ 37.555 per share, resulting in aggregate net proceeds before expenses to Kmart of $259,308,412. Such sale was consummated on January 22, 1997.

                    As a result of such sale, Kmart no longer owns any shares of Rite Aid Common Stock and therefore will have no further Schedule 13D reporting obligations with respect to the Rite Aid Common Stock.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 23, 1997

                                        KMART CORPORATION

                                        By: /s/ Michael J. Viola
                                           NAME:  Michael J. Viola
                                           TITLE: Vice President
                                                     and Treasurer